SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature Page	3
Overseas Regulatory Announcement: Announcement on Resolutions of the Second Meeting of the Eighth Board of Directors	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: August 21, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on Resolutions of the Second Meeting of the

Eighth Board of Directors

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Announcement on Resolutions of the Second Meeting of the Eighth Board of Directors published by us on the website of Shanghai Stock Exchange.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, August 17, 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Stock Code: 600688	Stock ID: Sinopec Shanghai	Announcement No.: Lin 2014-19

Sinopec Shanghai Petrochemical Company Limited

Announcement of Resolutions of the Second Meeting of the Eighth Board of Directors

The Company’s Board of Directors and all its members warrant that the information contained in this announcement contains no false representation, misleading statement or material omission, and are jointly and severally liable for the truthfulness, accuracy and completeness of the information contained herein.

Sinopec Shanghai Petrochemical Company Limited (the “Company”) received a notice from its controlling shareholder China Petroleum & Chemical Corporation (“Sinopec”) that Sinopec, in accordance with the undertakings in the Share Reform Proposal of Sinopec Shanghai Petrochemical Company Limited (Amended), proposed to the Company’s Board of Directors to formulate a share option incentive plan as soon as possible, subject to compliance with the relevant rules of the State-owned Assets Supervision and Administration Commission of the State Council and China Securities Regulatory Commission. The second meeting (the “Meeting”) of the eighth Board of Directors of the Company (the “Board”) was held by correspondence on August 15, 2014. All of the 12 directors who should attend the Meeting were in attendance. The members of the Board of Supervisors and the senior executives of the Company participated in the Meeting. The Meeting was held in compliance with the Company Law of the People’s Republic of China and the Articles of Association of Sinopec Shanghai Petrochemical Company Limited. Wang Zhiqing, the Chairman of the Board, presided over the Meeting. The Board considered and approved the following resolutions:

Resolution 1 was adopted with 7 votes in favor, 0 vote against and 0 abstention, approving the proposed Sinopec Shanghai Petrochemical Company Limited A Share Option Incentive Plan (Draft) (the “Draft Share Option Incentive Plan”) and its summary, and approving the submission of the same to the Company’s shareholders’ meeting and the meeting of shareholders of each class for their deliberation. Mr. Wang Zhiqing, Mr. Gao Jinping, Mr. Ye Guohua, Mr. Jin Qiang, and Mr. Guo Xiaojun, though being directors of the Company, did not participate in the voting because they would benefit from the Company’s Draft Share Option Incentive Plan.

For details of the Draft Share Option Incentive Plan and its summary, see the announcement published by the Company in China Securities Journal, the Securities Times and Shanghai Securities News on August 18, 2014, which has been uploaded to the websites of Shanghai Stock Exchange, Hong Kong Stock Exchange and the Company.

The Company’s independent directors have given their independent opinion on the proposal, unanimously approving the Company’s implementation of the Share Option Incentive Plan.

Resolution 2 was adopted with 7 votes in favor, 0 vote against and 0 abstention, approving the proposed Measures for Management of Sinopec Shanghai Petrochemical Company Limited A Share Option Incentive Plan (Draft), and approving the submission of the same to the Company’s shareholders’ meeting for its deliberation. Mr. Wang Zhiqing, Mr. Gao Jinping,

Mr. Ye Guohua, Mr. Jin Qiang, and Mr. Guo Xiaojun, being directors of the Company, did not participate in the voting because they would benefit from the Company’s Draft Share Option Incentive Plan.

For details of the Measures for Management of Sinopec Shanghai Petrochemical Company Limited A Share Option Incentive Plan (Draft), see the announcement published by the Company in China Securities Journal, the Securities Times and Shanghai Securities News on August 18, 2014, which has been uploaded to the websites of Shanghai Stock Exchange, Hong Kong Stock Exchange and the Company.

Resolution 3 was adopted with 7 votes in favor, 0 vote against and 0 abstention, approving the Management Measures for Performance Review of Sinopec Shanghai Petrochemical Company Limited Measures A Share Option Incentive Plan (Draft), and approving the submission of the same to the Company’s shareholders’ meeting for its deliberation. Mr. Wang Zhiqing, Mr. Gao Jinping, Mr. Ye Guohua, Mr. Jin Qiang, and Mr. Guo Xiaojun, being directors of the Company, did not participate in the voting because they would benefit from the Company’s Draft Share Option Incentive Plan.

For details of the Management Measures for Performance Review of Sinopec Shanghai Petrochemical Company Limited Measures A Share Option Incentive Plan (Draft), see the announcement published by the Company in China Securities Journal, the Securities Times and Shanghai Securities News on August 18, 2014, which has been uploaded to the websites of Shanghai Stock Exchange, Hong Kong Stock Exchange and the Company.

Resolution 4 was adopted with 7 votes in favor, 0 vote against and 0 abstention, approving the Proposal on Requesting Shareholders’ Meeting and Meeting of Shareholders of Each Class of Sinopec Shanghai Petrochemical Company Limited to Authorize the Board of Directors to Handle Matters Relating to Share Option Incentive Plan, and approving the submission of the proposal to the Company’s shareholders’ meeting and meeting of shareholders of each class for their deliberation. Mr. Wang Zhiqing, Mr. Gao Jinping, Mr. Ye Guohua, Mr. Jin Qiang, and Mr. Guo Xiaojun, being directors of the Company, did not participate in the voting because they would benefit from the Company’s Draft Share Option Incentive Plan.

Details of the Proposal on Requesting Shareholders’ Meeting and Meeting of Shareholders of Each Class of Sinopec Shanghai Petrochemical Company Limited to Authorize the Board of Directors to Handle Matters Relating to Share Option Incentive Plan are as follows:

In order to complete in an efficient and orderly manner matters relating to this Share Option Incentive Plan of the Company, the Board of the Company agrees to request the Company’s shareholders’ meeting and meeting of shareholders of each class to agree to authorize the Board of Directors to handle matters relating to this Share Option Incentive Plan with full powers, with the content and scope of authorization including but not limited to:

(1)	authorizing the Board to grant share options to the plan participants when the Company and the plan participants meet the conditions of grant, and dealing with all the matters required for the grant of share options;

(2)	authorizing the Board to examine and confirm whether the Company and the plan participants meet the conditions of vesting, and dealing with all the matters required for the plan participants to exercise their options, including but not limited to determining the exercise price for the options granted every time in accordance with incentive plan;

(3)	authorizing the Board of directors to examine and approve the share option plans that may be granted later, and carrying out the relevant examination and approval procedures in accordance with the relevant laws, regulations and the competent authorities’ requirements then in effect;

(4)	authorizing the Board to, in the event of any of capitalization of capital reserve, distribution of share dividend, share split, share reduction or share allotment as set forth in the Share Option Incentive Plan, adjust, among other things, the amount of share options, the amount of target shares involved and the exercise price in accordance with the provisions of the Share Option Incentive Plan;

(5)	authorizing the Board to, in the event that the Company or any plan participant resigns, retires or dies or in any other special event as set forth in the Share Option Incentive Plan, deal with the share potions granted to such plan participant, whether vested or unvested, exercised or unexercised;

(6)	authorizing the Board to decide in accordance with the provisions of the Share Option Incentive Plan whether to take back a plan participant’s income from the exercise of his/her option;

(7)	authorizing the Board to otherwise manage the Share Option Incentive Plan as needed;

(8)	doing other things necessary for implementing the Share Option Incentive Plan, including amending the Management Measures for Performance Review of Sinopec Shanghai Petrochemical Company Limited Measures A Share Option Incentive Plan, except the rights that should be exercised by the shareholders’ meeting as expressly required by the relevant documents;

(9)	carrying out approval, registration, filing, permission, consent and other procedures with the relevant governments and authorities in connection with the Share Option Incentive Plan; signing, executing, modifying and completing submissions to the relevant governments, authorities, organizations and persons; and carrying out all the actions, things and matters that it may deems necessary, appropriate or advisable for the Share Option Incentive Plan;

(10)	the term of authorization to the Board is equal to the term of the Share Option Incentive Plan.

This Share Option Incentive Plan is subject to the consent of the State-owned Assets Supervision and Administration Commission of the State Council, no objection of China Securities Regulatory Commission to filing, approval by Sinopec’s shareholders’ meeting, and approval by the Company’s shareholders’ meeting and meeting of shareholders of each class. The above proposal will be submitted to the Company’s shareholders’ meeting and/or meeting of shareholders of each class for their deliberation. The Board will give a separate notice regarding matters relating to the holding of shareholders’ meeting and meeting of shareholders of each class.

Sinopec Shanghai Petrochemical Company Limited
August 15, 2014